Exhibit 4.1
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
General
The authorized capital stock of Newpark Resources, Inc. (the “Company”, “we”, “us” and “our”) consists of 201,000,000 shares, which includes 200,000,000 shares authorized as common stock, $0.01 par value, and 1,000,000 shares authorized as preferred stock, $0.01 par value.
Description of Common Stock
The following description sets forth certain material terms and provisions of our common stock, which is registered under Section 12 of the Securities Exchange Act of 1934, as amended. The following description of our common stock is not complete and is qualified in its entirety by reference to our restated certificate of incorporation, as amended, and our amended and restated bylaws, which are filed as exhibits to our Annual Report on Form 10-K.
Dividends. Subject to the rights of holders of preferred stock, common stockholders may receive dividends when declared by the board of directors. Dividends may be paid in cash, stock or another form. However, our existing credit agreement contains a covenant that restricts us from paying dividends under certain circumstances.
Fully Paid. All outstanding shares of common stock are fully paid and non-assessable upon issuance.
Voting Rights. Common stockholders are entitled to one vote in the election of directors and other matters for each share of common stock owned. Common stockholders are not entitled to preemptive or cumulative voting rights.
Other Rights. Our amended and restated bylaws require that we notify common stockholders of any stockholders’ meetings in accordance with applicable law. If we liquidate, dissolve or wind-up our business, either voluntarily or not, common stockholders will share equally in the assets remaining after we pay our creditors and preferred stockholders. There are no redemption or sinking fund provisions applicable to the common stock.
Transfer Agent and Registrar. Our transfer agent and registrar is American Stock Transfer & Trust company, located in New York, New York.
Description of Rights
On May 27, 2020, our board of directors declared a dividend distribution of one right (each, a “Right”) for each outstanding share of common stock. The dividend is payable to holders of record as of the close of business on June 12, 2020 (the “Record Date”).
The following description of the Rights is not complete and is qualified in its entirety by reference to the Rights Agreement, dated as of May 27, 2020, by and between us and Broadridge Corporate Issuer Solutions, Inc., as rights agent (the “Rights Agent”), a copy of which is attached as an Exhibit to our Annual Report on Form 10-K (the “Rights Agreement”).
The Rights
Each holder of commons stock as of the Record Date received a dividend of one Right per share of common stock. One Right will also be issued together with each share of common stock issued by the Company after the Record Date and prior to the Distribution Date (as defined below), and in certain circumstances, after the Distribution Date. New certificates for common stock issued after the Record Date will contain a notation incorporating the Rights Agreement by reference.
Until the Distribution Date:
•the Rights will not be exercisable;
•the Rights will be evidenced by the certificates for common stock (or, in the case of book entry shares, by notation in book entry) and not by separate rights certificates; and
•the Rights will be transferable by, and only in connection with, the transfer of common stock.

Distribution Date; Beneficial Ownership
The Rights are not exercisable until the Distribution Date. As of and after the Distribution Date, the Rights will separate from the common stock and each Right will become exercisable to purchase one one-thousandth of a share of our Series D Junior Participating Preferred Stock, par value $.01 per share (each whole share, a share of “Series D Preferred Stock”), at a purchase price of $12.00 (such purchase price, as may be adjusted, the “Purchase Price”). This portion of a share of Series D Preferred Stock would give the holder thereof approximately the same dividend, voting, and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting or liquidation rights.
The “Distribution Date” is the earlier of:
•ten days following a public announcement that a person has become an “Acquiring Person” by acquiring beneficial ownership of 10% (20% in the case of a 13G Investor (as defined in the Rights Agreement)) or more of the common stock then outstanding (or, in the case of a person that had beneficial ownership of 10% (20% in the case of a 13G Investor) or more of the outstanding common stock on the date the Rights Agreement was executed, by obtaining beneficial ownership of any additional shares of common stock) other than, in each case, as a result of repurchases of common stock by the Company or certain inadvertent acquisitions; and
•ten business days (or such later date as our board of directors shall determine prior to the time a person becomes an Acquiring Person) after the commencement of a tender offer or exchange offer by or on behalf of any person (other than the Company and certain related entities) that, if completed, would result in such person becoming an Acquiring Person.
A person will be deemed to “beneficially own” any common stock if such person or any affiliated or associated person of such person:
•is considered a “beneficial owner” of the common stock under Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended and as in effect on the date of the Rights Agreement;
•has the right to acquire the common stock, either immediately or in the future, pursuant to any agreement, arrangement, or understanding (other than a customary underwriting agreement relating to a bona fide public offering of the common stock) or upon the exercise of conversion rights, exchange rights, rights, warrants or options, or otherwise, except that a person will not be deemed to be a beneficial owner of (a) securities tendered pursuant to a tender offer or exchange offer by or on behalf of such person or any affiliated or associated persons of such person until the tendered securities are accepted for purchase or exchange, (b) securities issuable upon exercise of a Right before the occurrence of a Triggering Event (as defined below), or (c) securities issuable upon exercise of a Right after the occurrence of a Triggering Event if the Rights are originally issued Rights or were issued in connection with an adjustment to originally issued Rights;
•has the right to vote or dispose of the common stock pursuant to any agreement, arrangement, or understanding (other than a right to vote arising from the granting of a revocable proxy or consent that is not also then reportable on a Schedule 13D); or
•has an agreement, arrangement, or understanding with another person who beneficially owns common stock and the agreement, arrangement, or understanding is for the purpose of acquiring, holding, voting, or disposing of any securities of the Company (other than customary underwriting agreements relating to a bona fide public offering of common stock or a right to vote arising from the granting of a revocable proxy or consent that is not also then reportable on a Schedule 13D).
Certain synthetic interests in securities created by derivative positions—whether or not such interests are considered to be ownership of the underlying common stock or are reportable on a Schedule 13D—are treated as beneficial ownership of the number of shares of common stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of common stock are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are excepted from such imputed beneficial ownership.

Issuance of Rights Certificates
As soon as practicable after the Distribution Date, the Rights Agent will mail rights certificates to holders of record of common stock as of the close of business on the Distribution Date and, thereafter, the separate rights certificates alone will evidence the Rights.
Expiration of Rights
The Rights will expire on the earliest of (a) 5:00 p.m., New York City time, on May 1, 2021, (b) the time at which the Rights are redeemed (as described below), and (c) the time at which the Rights are exchanged in full (as described below) (the earliest of (a), (b) and (c) being herein referred to as the “Expiration Date”).
Change of Exercise of Rights Following Certain Events
The following described events are referred to as “Triggering Events.”
a.Flip-In Event. In the event that a person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, common stock (or, in certain circumstances, other securities, cash, or other assets of the Company) having a value equal to two times the Purchase Price. Notwithstanding any of the foregoing, following the occurrence of a person becoming an Acquiring Person, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or by certain related parties) will be null and void.
b.Flip-Over Events. In the event that, at any time after a person has become an Acquiring Person, (i) the Company engages in a merger or other business combination transaction in which the Company is not the continuing or surviving corporation or other entity, (ii) the Company engages in a merger or other business combination transaction in which the Company is the continuing or surviving corporation and the common stock of the Company are changed or exchanged, or (iii) 50% or more of the Company’s assets or earning power is sold or transferred, each holder of a Right (except Rights that have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common shares of the acquiring company having a value equal to two times the Purchase Price.
Redemption
At any time prior to the earlier of (a) a person becoming an Acquiring Person and (b) the Expiration Date (as defined in the Rights Agreement), our board of directors may direct us to redeem the Rights in whole, but not in part, at a price of $0.01 per Right (payable in cash, common stock, or other consideration deemed appropriate by the board). Immediately upon the action of the board directing us to redeem the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.
Exchange of Rights
At any time after a person becomes an Acquiring Person but before any person acquires beneficial ownership of 50% or more of the outstanding common stock, our board of directors may direct us to exchange the Rights (other than Rights owned by such person or certain related parties, which will have become null and void), in whole or in part, at an exchange ratio of one share of common stock per Right (subject to adjustment). The Company may substitute shares of Series D Preferred Stock (or shares of a class or series of the Company’s preferred stock having equivalent rights, preferences, and privileges) for common stock at an initial rate of one one-thousandth of a share of Series D Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences, and privileges) per share of common stock. Immediately upon the action of the board directing us to exchange the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the number of shares of common stock (or one one-thousandth of a share of Series D Preferred Stock or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences, and privileges) equal to the number of Rights held by such holder multiplied by the exchange ratio.
Adjustments to Prevent Dilution; Fractional Shares
The board may adjust the Purchase Price, the number of shares of Series D Preferred Stock or other securities or assets issuable upon exercise of a Right, and the number of Rights outstanding to prevent dilution that may occur (a) in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Series D

Preferred Stock, (b) in the event of a stock dividend on, or a subdivision or combination of, the common stock, (c) if holders of the Series D Preferred Stock are granted certain rights, options, or warrants to subscribe for Series D Preferred Stock or convertible securities at less than the current market price of the Series D Preferred Stock, or (d) upon the distribution to holders of the Series D Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends) or of subscription rights or warrants (other than those referred to above).
With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Series D Preferred Stock will be issued (other than fractions that are integral multiples of one one-thousandth of a share of Series D Preferred Stock), and in lieu thereof, an adjustment in cash may be made based on the market price of the Series D Preferred Stock on the last trading date prior to the date of exercise.
No Stockholder Rights Prior to Exercise; Tax Considerations
Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for common stock (or other consideration) of the Company or for common shares of the acquiring company or in the event of the redemption of the Rights as set forth above.
Amendment of Rights Agreement
We, by action of the board, may supplement or amend any provision of the Rights Agreement in any respect without the approval of any registered holder of Rights, including, without limitation, in order to (a) cure any ambiguity, (b) correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with other provisions of the Rights Agreement, (c) shorten or lengthen any time period under the Rights Agreement, or (d) otherwise change, amend, or supplement any provisions of the Rights Agreement in any manner that the Company deems necessary or desirable; provided, however, that no supplement or amendment made after a person becomes an Acquiring Person shall adversely affect the interests of the registered holders of rights certificates (other than an Acquiring Person or any affiliated or associated person of an Acquiring Person or certain of their transferees) or shall cause the Rights Agreement to become amendable other than in accordance with the amendment provision contained therein. Without limiting the foregoing, the Company may at any time before any person becomes an Acquiring Person amend the Rights Agreements to make provisions of the Rights Agreement inapplicable to a particular transaction by which a person might otherwise become an Acquiring Person or to otherwise alter the terms and conditions of the Rights Agreement as they may apply with respect to any such transaction.
Certain Provisions of Our Certificate of Incorporation, Bylaws and Law
Our restated certificate of incorporation, as amended, and amended and restated bylaws contain provisions that may render more difficult possible takeover proposals to acquire control of us and make removal of our management more difficult. Below is a description of certain of these provisions in our restated certificate of incorporation, as amended, and amended and restated bylaws.
Our restated certificate of incorporation, as amended, authorizes a class of undesignated preferred stock consisting of 1,000,000 shares. Preferred stock may be issued from time to time in one or more series, and our board of directors, without further approval of the stockholders, is authorized to fix the designations, powers, preferences, and rights applicable to each series of preferred stock. The purpose of authorizing the board of directors to determine such designations, powers, preferences, and rights is to allow such determinations to be made by the board of directors instead of the stockholders and to avoid the expense of, and eliminate delays associated with, a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and, under some circumstances, make it more difficult for a third party to gain control of us.
Our restated certificate of incorporation, as amended, provides that the number of directors may not be increased by more than one during any twelve-month period unless the increase is approved by the affirmative vote of two-thirds of the authorized number of directors or two-thirds of the outstanding shares of each class entitled to vote. Our restated certificate of incorporation, as amended, further provides that this provision may not be amended or repealed except upon the affirmative vote of two-thirds of the authorized number of directors and two-thirds of all outstanding shares of each class entitled to vote.
Our amended and restated bylaws preclude the ability of our stockholders to call meetings of stockholders. Except as may be required by law and subject to the holders of rights of preferred stock, special meetings of stockholders may be called only by our chairman of the board, our chief executive officer, our president or by our board of directors pursuant to a resolution adopted by a majority of the members of the board of directors.
Our amended and restated bylaws contain specific procedures for stockholder nomination of directors. These provisions require advance notification that must be given in accordance with the provisions of our bylaws, as amended. The procedure for stockholder nomination of directors may have the effect of precluding a nomination for the election of directors at a particular meeting if the required procedure is not followed.
Our amended and restated bylaws also contain specific procedures for a stockholder to properly bring business before the annual meeting. These provisions require advanced notification that must be given in accordance with the provisions of our bylaws, as amended. The procedure for bringing business before the annual meeting may have the effect of precluding a stockholder from bringing such business at the annual meeting if the required procedure is not followed.
Although Section 214 of the Delaware General Corporation Law (“DGCL”) provides that a corporation’s certificate of incorporation may provide for cumulative voting for directors, our restated certificate of incorporation, as amended, does not provide for cumulative voting. As a result, the holders of a majority of the votes of the outstanding shares of our common stock have the ability to elect all of the directors being elected at any annual meeting of stockholders.
Our restated certificate of incorporation, as amended, provides that we will not be governed by the “business combination” provisions of Section 203 of the DGCL. Under the business combination statute of the DGCL, a corporation is generally restricted from engaging in a business combination (as defined in Section 203 of the DGCL) with an interested stockholder (defined generally as a person owning 15% or more of the corporation’s outstanding voting stock) for a three-year period following the time the stockholder became an interested stockholder, subject to certain exceptions.
Liability and Indemnification of Officers and Directors
Our restated certificate of incorporation, as amended, provides for indemnification of our directors and officers to the full extent permitted by applicable law. Our amended and restated bylaws also provide that directors and officers shall be indemnified against liabilities arising from their service as directors or officers if the individual acted in good faith and in a manner he or she reasonably believes to be in or not opposed to our best interests, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his or her conduct was unlawful.
We have also entered into indemnification agreements with all of our directors and elected officers. The indemnification agreements provide that we will indemnify these officers and directors against expenses, judgments, fines, settlements and other amounts incurred if the individual acted in good faith and in a manner reasonably believed to be in the best interest of the Company and, in the case of criminal proceeding, had no reason to believe that the individual’s conduct was unlawful. The indemnification agreements further provide that notwithstanding any provision contained therein, we will indemnify the officers and directors to the fullest extent permitted by law notwithstanding that such indemnification is not otherwise specifically authorized by the provisions of the indemnification agreement, our restated certificate of incorporation, as amended, our amended and restated bylaws or by statute. The indemnification agreements also provide that these officers and directors shall be entitled to the advancement of fees and sets out the procedures required under the agreements for determining entitlement to and obtaining indemnification and expense advancement.
We also have director and officer liability insurance for the benefit of our directors and elected officers. These policies include coverage for losses for wrongful acts and omissions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.